Filed by Perfect Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Provident Acquisition Corp.

Commission File No. 001-39860

Date: March 4, 2022

The information contained in this presentation is an English translation of Chinese slides used in a live press conference with Taiwan media. Attempts to provide an accurate translation of the original slides in Chinese have been made, but due to linguistic nuances, slight differences may exist.

1 Taiwan Press Conference

PERFECT to be listed on NASDAQ

3 PERFECT is merging with a SPAC company to be listed SPAC , Special Purpose Acquisition Company

4 The Business Merger Structure The surviving company is Perfect Corp.

5 Leading Independent Tower Business in Indonesia Provident Acquisition Corp. (Ticker: PAQC) About PROVIDENT Winato KARTONO Executive Chairman of the Board Michael AW CEO & CFO SPAC Sponsors World - Class Mining Company in Indonesia Total enterprise value is over US$ 10B . Co - Founder of JD.ID #1 Internet Platform in ID . Provident has invested into 7 unicorns Andre HOFFMANN President 24 years of experience • Founder of Provident Capital and Provident Growth • Co - founder of JD.id • Founder of Tower Bersama • Founder of Merdeka Copper Gold • Former Head of Indonesia Investment Banking at Citigroup 20 years of experience • Founder of Provident Growth • Former Asia Head of TMT at UBS Investment Banking 40+ years of experience • L’Occitane Group CEO & Vice Chairman of Board & Executive Director • Invested in L’Occitane in 1995 • Spearheaded and built L’Occitane’s Asia business and started its online partnership in China • Part of senior team who led L’Occitane’s successful acquisition of Elemis • Active serial investor in technology sector A wealth of technology & beauty sector expertise benefits Perfect’s global development.

6 US$1.02B Perfect Enterprise Value Transaction Overview US$230M Held in trust by Provident ** Subject to applicable shareholder redemption rights ** Gross Proceeds - up to US$ 335M FPA US$50M Private Investment in Public Equity PIPE US$55M Forward Purchase Agreement

7 The first SaaS unicorn from Taiwan to be listed on NASDAQ!! New Ticker symbol ： PERF Expected listing on 2022 Q3 After Merger, PERFECT Enterprise Value ≈ US$1.02 B

8 Perfect has top management & world’s renowned investors Alice CHANG Founder & CEO Louis CHEN Executive Vice President & CSO Johnny TSENG Senior Vice President & CTO Iris Chen Vice President of Finance Wayne LIU President of America & CGO World’s renowed investors

9 AI & AR Powerhouse We are the world’s

10 Thank You

About Perfect Corp.

Founded in 2015, Perfect is a global leader in providing AR and AI SaaS solutions to beauty and fashion industries. Utilizing facial 3D modeling, and AI deep learning technologies, Perfect empowers beauty brands with product try-on, facial diagnostics, and digital consultation solutions to provide consumers with an enjoyable, personalized, and convenient omnichannel shopping experience. Today, Perfect has the leading market share in helping the world’s top beauty brands execute digital transformation, improve customer engagement, increase purchase conversion, and drive sales growth while maintaining environmental sustainability and fulfilling social responsibilities. For more information, visit https://www.perfectcorp.com/business.

About Provident Acquisition Corp.

Affiliated with Provident Capital, Provident is a special purpose acquisition company formed for the purpose of entering into a combination with one or more businesses. Provident’s sponsor team combines over 85 years of experience in investment, technology, and beauty industries to bring an innovative global technology leader to the public capital market. Led by Winato Kartono as the executive chairman, Michael Aw as the CEO and CFO, and Andre Hoffmann as the president, Provident seeks to complete business combinations with companies headquartered in Asia but with global footprints, proven technologies, and leading market share. To learn more, visit http://www.paqc.co

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect and Provident. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity, number of customers or user and market share, the capability of Perfect’s technology, Perfect’s business plans including its plans to expand globally, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined company following the consummation of the proposed transaction, any benefits of Perfect’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially diﬀerent from those expressed or implied by these forward-looking statements. These statements are based on Perfect and Provident’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect and Provident’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect or Provident to predict these events or how they may affect Perfect or Provident. In addition, there will be risks and uncertainties described in the proxy statement / prospectus relating to the proposed transaction, which is expected to be filed by Perfect with the SEC and other documents filed by Perfect or Provident from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to diﬀer materially from those contained in the forward-looking statements. Neither Perfect nor Provident can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Perfect or Provident, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Provident, default in any forward purchase agreement or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Perfect or Provident as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with brands, customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; Perfect’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; unforeseen developments in the relatively new and rapidly evolving markets in which Perfect operates, competition in the markets in which Perfect operates or plans to operate, including with competitors who have significantly more resources; ability to retain and expand sales to existing brand customers and individual app users or attract new brand customers and new app users, or if users decrease their level of engagement with our brand customers or Perfect’s apps; ability to monetize Perfect’s apps to generate sustainable revenue; ability to make continued investments in Perfects AI and AR-powered technologies; the need to attract, train and retain highly-skilled technical workforce; reliance on certain platforms for payment processing; user misconduct or misuse of Perfect’s apps; security breaches of improper access to data or user data; reliance on a limited number of cloud storage service providers; reliance on third-party proprietary or open-source software; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of brand partners for a significant portion of Perfect’s revenue; use of a dual-class structure by the combined company; interests of certain Perfect shareholders may differ from those of investors in the combined company; internal control over financial reporting and ability to remediate any significant deficiencies or material weaknesses; changes in laws and regulations related to privacy, cybersecurity and data protection; ability to enforce, protect and maintain intellectual property rights; geopolitical, regulatory and other risks associated with Perfect’s operations in the Republic of China and the People’s Republic of China; and other risks and uncertainties set forth in the section entitled “Risk Factors” in the registration statement on Form F-4 to be filed by Perfect with the SEC and those included under the heading “Risk Factors” in the final prospectus for Provident’s initial public offering, filed pursuant to Rule 424b(4) on January 8, 2021, and its annual report on Form 10-K for year ended December 31, 2020 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Perfect nor Provident presently knows or that Perfect and Provident currently believe are immaterial that could also cause actual results to diﬀer from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, Provident, their respective directors, officers or employees or any other person that Perfect and Provident will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Perfect and Provident as of the date of this communication. Subsequent events and developments may cause those views to change. Except as required by applicable law, neither Perfect nor Provident has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect or Provident as of any date subsequent to the date of this communication.

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Important Additional Information Regarding the Transaction Will Be Filed With the SEC

For additional information on the proposed business combination, see Provident’s Current Report on Form 8-K, which has been filed on March 3, 2022. In connection with the proposed transaction, Perfect will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to Perfect’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Provident to vote on the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, shareholders of Provident, investors and other interested persons are advised to read CAREFULLY IN their ENTIRETY, when available, the preliminary proxy statement / prospectus (including any amendments thereto), as well as other documents to be filed with the SEC, because these documents will contain important information about Perfect, Provident and the proposed transaction. After the registration statement is declared eﬀective, the definitive proxy statement / prospectus to be included in the registration statement will be mailed to shareholders of Provident as of a record date to be established for voting on the proposed transaction. The preliminary and definitive proxy statement / prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov or by directing a request to: info@providentgrowth.com.

Participants in Solicitation

Perfect and Provident and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Provident and their ownership is set forth in Provident’s filings with the SEC, including Provident’s final prospectus for its initial public offering, filed pursuant to Rule 424b(4) on January 8, 2021, its Form 10-K for the year ended December 31, 2020 and subsequent filings under section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Provident’s shareholders in connection with the proposed transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: info@providentgrowth.com.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an oﬀer to sell or a solicitation of an oﬀer to buy any securities of Perfect or Provident, nor shall there be any sale of any such securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No oﬀer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

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